                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          EDISON BROTHERS STORES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    280875105
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                                 (CUSIP Number)

         Bernard Edison, 501 North Broadway, St. Louis, Missouri  63102
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 October 9, 1995
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 pages)

                                  SCHEDULE 13D
CUSIP NO. 280875105                                           PAGE 2 OF 5 PAGES

===============================================================================
1   |    NAME OF REPORTING PERSON
    |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |        Bernard Edison
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2   |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
    |                                                          (b) [X]
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3   |    SEC USE ONLY
    |
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4   |    SOURCE OF FUNDS*
    |        OO (see Item 3 below)
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5   |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |    ITEMS 2(d) or 2(e)                                        [ ]
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6   |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |        Missouri
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NUMBER OF SHARES     |   7   |    SOLE VOTING POWER                      36,227
                     ----------------------------------------------------------
BENEFICIALLY         |       |
                     |   8   |    SHARED VOTING POWER                 1,419,917
OWNED BY EACH        |       |
                     ----------------------------------------------------------
REPORTING            |   9   |    SOLE DISPOSITIVE POWER                 36,227
                     ----------------------------------------------------------
PERSON WITH          |   10  |    SHARED DISPOSITIVE POWER            1,419,917
-------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |        1,456,144
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12  |    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    |                                                              [ ]
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13  |    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |        6.6 %
-------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON*
    |        IN
===============================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 280875105                                           PAGE 3 OF 5 PAGES

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $1.00 per share (the "Stock"), of Edison Brothers Stores, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 501 North Broadway, St. Louis, Missouri 63102.

Item 2.  Identity and Background

         This statement is filed on behalf of Bernard Edison (the "Reporting Person"). The information required by Item 2 with respect to Bernard Edison is attached hereto as Exhibit 2.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable; no acquisitions of Stock have occurred within the last sixty (60) days.

Item 4.  Purpose of Transaction.

         Beneficial ownership of the Stock was obtained by Bernard Edison either by purchase, by gift or by transfer to him as a member of the Edison family, by acting as trustee of the trusts listed in Exhibit 5A (the "Trusts"), or by acting as director of the foundations listed in Exhibit 5B (the "Foundations"). No shares of Stock have been acquired by Mr. Edison in the last sixty (60) days.

         Bernard Edison is filing this Schedule 13D to complete the record and to report the transactions which have resulted in more than a 1% change in ownership in the last sixty (60) days (see Exhibit 5C).

Item 5.  Interest in Securities of the Issuer.

         (a) Based upon the total of 22,087,490 shares of Stock outstanding on October 12, 1995:

         Bernard Edison beneficially owns 1,456,144 shares of Stock (consisting of 36,227 shares held personally by Bernard Edison, 4,062 shares held by Mrs. Edison, 422,867 shares held by the Trusts and 992,988 shares held by the Foundations), which amount represents 6.6% of the shares of Stock currently outstanding.

         (b) Bernard Edison has the sole power to vote and the sole power to dispose of 36,227 shares of Stock. Bernard Edison has the shared power to vote and the shared power to dispose of 1,419,917 shares of Stock.

         See Exhibit 5 for voting and dispositive power of the Trusts and Foundations.

         (c) See Exhibit 5C.

         (d) None.

         (e) Not applicable.

                                  SCHEDULE 13D
CUSIP NO. 280875105                                           PAGE 4 OF 5 PAGES

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Bernard Edison and Marilyn Wewers Edison are husband and wife.
Bernard Edison is a trustee of each trust listed in Exhibit 5A and a director of each foundation listed in Exhibit 5B. In addition, the beneficiaries of the Trusts include Mr. Edison and certain other family members.

Item 7.  Material to Be Filed as Exhibits.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      October 17, 1995
                                      ----------------------------------------
                                      (Date)

                                      /S/ BERNARD A. EDISON
                                      ----------------------------------------
                                      (Signature)

                                      Bernard Edison
                                      ----------------------------------------
                                      (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be types or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See, 18 U.S.C. 1001).

                                    EXHIBIT 2

(a) Bernard Edison

(b) 501 North Broadway, St.Louis, Missouri  63102

(c) None

(d) Mr. Edison has not been convicted in a criminal proceeding during the last five years.

(e) Mr. Edison has not been a party to such a civil proceeding of a judicial or administrative body during the last five years.

(f) Mr. Edison is a citizen of the United States of America.

                                                 EXHIBIT 5A
                                                     TO
                                                SCHEDULE 13D

                                                   TRUSTS
                                                   ------
                                                                        Shares with sole      Shares with
                                                     Number of Shares    voting and sole   shared voting and
                                                       Beneficially        dispositive           shared
                      Trust                                Owned              power        dispositive power
---------------------------------------------------  -----------------  -----------------  -----------------

Irving Edison Family Trust                                     34,482                  0             34,482

Beatrice C. Edison Irrevocable Trust FBO
Bernard Edison's Descendants                                   31,751                  0             31,751

Beatrice C. Edison Trust FBO
Children of Julie C. Edison                                    16,200                  0             16,200

Beatrice C. Edison Trust FBO
Children of Robin J. Edison                                    16,200                  0             16,200

Beatrice C. Edison Trust FBO
Children of Peter A. Edison                                    16,200                  0             16,200

Irving Edison Trust FBO
Children of Robin J. Edison                                     7,800                  0              7,800

Irving Edison Trust FBO
Children of Julie C. Edison                                     7,800                  0              7,800

Irving Edison Trust FBO
Children of Peter A. Edison                                     7,800                  0              7,800

Bernard A. Edison Revocable Trust                             250,000                  0            250,000

November 12, 1968 Peter Edison Trust FBO
Julie Chanin Edison                                             4,922                  0              4,922

November 12, 1968 Peter Edison Trust FBO
Robin Jean Edison                                               4,922                  0              4,922

1976 Trust A FBO Children of Bernard Edison                     8,400                  0              8,400

1976 Trust B FBO Children of Bernard Edison                     8,000                  0              8,000

Irving Edison Trust dated 12/27/67 FBO
David Edison                                                    8,390                  0              8,390
                                                    -----------------  -----------------  -----------------
TOTALS                                                        422,867                  0            422,867
                                                    =================  =================  =================


                                                 EXHIBIT 5B
                                                     TO
                                                SCHEDULE 13D

                                                 FOUNDATIONS
                                                 -----------
                                                                        Shares with sole      Shares with
                                                     Number of Shares    voting and sole   shared voting and
                                                       Beneficially        dispositive           shared
                   Foundations                             Owned              power        dispositive power
---------------------------------------------------  -----------------  -----------------  -----------------

Harry Edison Foundation                                       954,900                  0            954,900
Irving Edison Foundation                                       38,088                  0             38,088
                                                    -----------------  -----------------  -----------------
TOTALS                                                        992,988                  0            992,988
                                                    =================  =================  =================


                                                 EXHIBIT 5C
                                                     TO
                                                SCHEDULE 13D

                          TRUSTS FROM WHICH BERNARD EDISON HAS RESIGNED AS TRUSTEE
                          --------------------------------------------------------
                                                                            Date of             Number
                            Reporting Person                              Resignation         of Shares
---------------------------------------------------------------------  -----------------  -----------------

Irving Edison Boatmen's Trust FBO Julie Chanin Edison                            9/27/95           (30,000)

Irving Edison Boatmen's Trust FBO Peter Alan Edison                              9/27/95           (30,000)

Irving Edison Boatmen's Trust FBO Robin Jean Edison                              9/27/95           (27,000)

Irving Edison Mercantile Trust FBO Julie Chanin Edison                           10/9/95           (15,000)

Irving Edison Mercantile Trust FBO Peter Alan Edison                             10/9/95           (15,000)

Irving Edison Mercantile Trust FBO Robin Jean Edison                             10/9/95           (15,000)

February 12, 1970 Irving Edison Trust FBO Judith Kameon                          10/9/95           (15,000)

February 12, 1970 Irving Edison Trust FBO Paul I. Kameon                         10/9/95           (15,000)

February 12, 1970 Irving Edison Trust FBO Kitty Horowitz                         10/9/95           (15,000)

July 31, 1972 Beatrice C. Edison Trust FBO Paul Kameon                            9/9/95           (28,524)

July 31, 1972 Irving Edison Trust FBO Kitty Horowitz                              9/9/95            (7,800)

July 31, 1972 Irving Edison Trust FBO Judith Kameon                               9/9/95            (7,800)

July 31, 1972 Irving Edison Trust FBO Paul Kameon                                 9/9/95            (7,800)

Irving Edison Trust dated March 9, 1955                                          8/16/95          (148,356)

The Charles B. Edison Marital Trust Clause III                                   8/28/95           (10,000)

Charles B. Edison Marital Trust Clause Third UW & Testament                      8/28/95           (67,000)

July 25, 1972 Beatrice C. Edison Trust FBO Judith Kameon                          9/9/95           (16,002)

July 25, 1972 Beatrice C. Edison Trust FBO Kitty Kameon                           9/9/95           (15,996)

July 25, 1972 Beatrice C. Edison Trust FBO Paul Kameon                            9/9/95           (16,002)

Beatrice C. Edison Trust FBO Kitty Horowitz                                       9/9/95           (14,262)

Trust dated July 31, 1972 FBO Kitty Horowitz                                      9/9/95            (9,262)

Beatrice C. Edison Trust FBO Judith Kameon                                        9/9/95           (14,262)

Trust dated July 31, 1972 FBO Judith Kameon                                       9/9/95            (9,262)

                                                                            Date of             Number
                            Reporting Person                              Resignation         of Shares
---------------------------------------------------------------------  -----------------  -----------------

Beatrice C. Edison Irrevocable Trust FBO Ruth Tilsey                              9/9/95           (63,502)

Will of Charles B. Edison                                                         8/9/95          (135,074)

Samuel B. Edison Trust dated Feb. 11, 1965                                        8/9/95          (128,319)
                                                                                          -----------------
TOTAL:                                                                                            (876,223)
                                                                                          =================
